UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)

STEREOTAXIS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

85916J102
(CUSIP Number)

Christopher Alafi 8 Admiral Drive, Suite 324 Emeryville, California 94608 (510) 653-7425
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

(Continued on the following pages)

(Page 1 of 14 Pages)

_______________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 85916J102	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Moshe Alafi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

5,113,070
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

5,113,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,113,070
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 85916J102	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Christopher Alafi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

210,136
	8	SHARED VOTING POWER

5,113,070
	9	SOLE DISPOSITIVE POWER

210,136
	10	SHARED DISPOSITIVE POWER

5,113,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,323,206
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 85916J102	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Alafi Capital Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,110,845
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,110,845
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,110,845
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 85916J102	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Alafi Family Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,225
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

2,225
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,225
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.0%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 85916J102	13D	Page 6 of 14 Pages

Introductory Note

The Reporting Persons (as defined below) previously filed statements of beneficial ownership on Schedule 13G pursuant to Rule 13d-1(d) (see Schedule 13G filed with the Securities and Exchange Commission on May 24, 2005, as last amended by filing a Schedule 13G/A with the Securities and Exchange Commission on February 14, 2008). On December 31, 2008, Alafi Capital Company, LLC acquired 1,012,130 shares of common stock of the Issuer (as defined below) which, when combined with all other purchases by Alafi Capital Company, LLC within the previous 12 months, exceeded 2% of the outstanding common stock of the Issuer (see Item 5). As a result, the Reporting Persons are filing this Schedule 13D. Additionally, on February 24, 2009, Alafi Capital Company, LLC acquired warrants to purchase 791,140 shares of common stock of the Issuer.

Item 1.	Security and Issuer.

Name of Issuer: Stereotaxis, Inc. (the “Issuer”)

Title of Class of Equity Securities: Common Stock, par value $0.001 per share (the “Shares”)

Address of Issuer’s Principal Executive Office:

4320 Forest Park Avenue
Suite 100
St. Louis, Missouri 63108

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)        Alafi Capital Company, LLC (“ACC”), with respect to the Shares directly and beneficially owned by it;

(ii)       Alafi Family Foundation (“AFF”), with respect to the Shares directly and beneficially owned by it;

(iii)      Moshe Alafi, who serves as a managing partner of ACC and is the Chief Financial Officer of AFF; and

(iv)      Christopher Alafi, with respect to the Shares directly and beneficially owned by him, who serves as a managing partner of ACC, is the Vice President of AFF and a member of the Issuer’s Board of Directors.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The business address of each of the Reporting Persons is 8 Admiral Drive, Suite 324, Emeryville, California 94608.

CUSIP No. 85916J102	13D	Page 7 of 14 Pages

(c)       The principal business of ACC is serving as a private investment fund.

The principal business of AFF is a private charitable organization giving primarily for the performing arts, learning disorders, child abuse prevention, women who are homeless, and biological research on mental disorders.

The principal occupation of Moshe Alafi is serving as a managing partner of ACC.

The principal occupation of Christopher Alafi is serving as a managing partner of ACC. Christopher Alafi also serves as a member of the Issuer’s Board of Directors.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        AFF and ACC are each organized in California. Moshe Alafi and Christopher Alafi are both citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the terms of that certain Securities Purchase Agreement, dated December 29, 2008 (the “Securities Purchase Agreement”), by and between the Issuer, ACC and certain affiliates of Sanderling Venture Partners, ACC purchased an aggregate of 1,012,130 Shares and warrants to purchase 2,429,752 Shares on December 31, 2008, at a price of $4.94 per unit (representing the closing bid price of the Shares on the trading day preceding the execution of the Securities Purchase Agreement, plus an additional $0.125 per Share underlying the warrants). The units were purchased by ACC with working capital. The warrants are exercisable at $4.64 per Share, are exercisable on or after the date immediately following the six month anniversary of their issuance and have a five year term from that initial exercisability date. In addition, the warrants will be exercisable on a cashless basis (by surrender of the number of Shares underlying the warrants having a fair market value equal to the aggregate exercise price of the Shares being acquired) until and including the expiration date. The applicable per Share purchase price and the number of Shares issuable upon exercise of the warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications. The sale of the Shares and warrants described above was part of a registered direct offering by the Issuer to ACC and certain affiliates of Sanderling Venture Partners. The closing of the transaction occurred on December 31, 2008.

Pursuant to the terms of that certain First Amendment to Note and Warrant Purchase Agreement, effective as of December 29, 2008 (the “First Amendment”) which amended that certain Note and Warrant Purchase Agreement effective February 21, 2008, by and between the Issuer, ACC and certain affiliates of Sanderling Venture Partners, ACC received warrants to

CUSIP No. 85916J102	13D	Page 8 of 14 Pages

purchase 791,140 Shares in consideration for ACC’s agreement to extend the Issuer up to $5 million on an unsecured basis through the earlier of March 31, 2010 or the date the Issuer receives at least $20 million of third party, non-bank financing. The warrants are exercisable at $3.16 per Share (representing the average closing price for the Shares on The NASDAQ Global Market for the five business days preceding February 24, 2009), are exercisable immediately upon issuance and have a five year term from the issuance date.  In addition, the warrants are exercisable on a cashless basis (by surrender of the number of Shares underlying the warrants having a fair market value equal to the aggregate exercise price of the Shares being acquired) until and including the expiration date.  The applicable per Share purchase price and the number of Shares issuable upon exercise of the warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.

Prior to entering into the Securities Purchase Agreement and the First Amendment, the Reporting Persons beneficially owned the following number of Shares: Moshe Alafi – 3,355,406; Christopher Alafi – 3,565,442, ACC – 3,353,081; and AFF – 2,225. These Shares were acquired upon conversion of certain securities on or after the Issuer’s initial public offering, through open market purchases, through private purchasers from the Issuer, through the issuance of stock options to Christopher Alafi and from other sources. The warrants received by ACC pursuant to the Securities Purchase Agreement are not included in the above table, as such warrants are not exercisable until June 2009.

References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to (a) the form of Securities Purchase Agreement and the form of warrant issued in connection therewith attached as Exhibits to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 29, 2008, and (b) the form of warrant issued in connection with the First Amendment, filed herewith, which documents are incorporated by reference in their entirety in this Item 3.

Item 4.	Purpose of Transaction.

ACC agreed to purchase (a) the Shares and the warrants pursuant to the Securities Purchase Agreement and (b) the warrants pursuant to the First Amendment for investment purposes with the aim of increasing the value of their investments and the Issuer.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

CUSIP No. 85916J102	13D	Page 9 of 14 Pages

The warrants issued pursuant to the Securities Purchase Agreement become exercisable in June 2009 and certain stock options held by Christopher Alafi vest in May 2009. Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 41,802,297 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus Supplement, filed with the Securities and Exchange Commission on December 30, 2008, giving effect to both of the Issuer’s offerings of Shares that closed on December 31, 2008, as described therein.

A.	Moshe Alafi

(a)       As of the close of business on March 17, 2009, Moshe Alafi beneficially owned 5,113,070 Shares, representing approximately 11.9% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 5,113,070

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 5,113,070

(c)       The information set forth in Item 3 is hereby incorporated by reference. On November 17, 2008, ACC purchased 22,338 Shares in open market transactions for a weighted average purchase price of $2.6495 per Share. The purchase prices ranged from $2.56 to $2.69 per Share. On November 18, 2008, ACC purchased 44,075 Shares in open market transactions for a weighted average purchase price of $3.5569 per Share. The purchase prices ranged from $3.17 to $3.70. On November 20, 2008, ACC purchased 10,000 Shares in open market

CUSIP No. 85916J102	13D	Page 10 of 14 Pages

transactions for a weighted average purchase price of $3.5252 per Share. The purchase prices ranged from $3.42 to $3.65 per Share.

B.	Christopher Alafi

(a)       As of the close of business on March 17, 2009, Christopher Alafi beneficially owned 5,323,206 Shares, representing approximately 12.4% of the outstanding Shares. Of such Shares beneficially owned, Mr. Alafi has the right to acquire 35,000 Shares within 60 days of March 17, 2009 pursuant to option awards.

(b)	1. Sole power to vote or direct vote: 210,136

2. Shared power to vote or direct vote: 5,113,070

3. Sole power to dispose or direct the disposition: 210,136

4. Shared power to dispose or direct the disposition: 5,113,070

(c)       The information set forth in Item 3 is hereby incorporated by reference. On November 17, 2008, ACC purchased 22,338 Shares in open market transactions for a weighted average purchase price of $2.6495 per Share. The purchase prices ranged from $2.56 to $2.69 per Share. On November 18, 2008, ACC purchased 44,075 Shares in open market transactions for a weighted average purchase price of $3.5569 per Share. The purchase prices ranged from $3.17 to $3.70. On November 20, 2008, ACC purchased 10,000 Shares in open market transactions for a weighted average purchase price of $3.5252 per Share. The purchase prices ranged from $3.42 to $3.65 per Share.

C.	Alafi Capital Company, LLC

(a)       As of the close of business on March 17, 2009, ACC beneficially owned 5,110,845 Shares, representing approximately 11.9% of the outstanding Shares. Of such Shares beneficially owned, ACC has the right to acquire 1,230,472 Shares within 60 days of March 17, 2009 upon the exercise of warrants.

(b)	1. Sole power to vote or direct vote: 5,110,845

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 5,110,845

4. Shared power to dispose or direct the disposition: 0

(c)       The information set forth in Item 3 is hereby incorporated by reference. On November 17, 2008, ACC purchased 22,338 Shares in open market transactions for a weighted average purchase price of $2.6495 per Share. The purchase prices ranged from $2.56 to $2.69 per Share. On November 18, 2008, ACC purchased 44,075 Shares in open market transactions

CUSIP No. 85916J102	13D	Page 11 of 14 Pages

for a weighted average purchase price of $3.5569 per Share. The purchase prices ranged from $3.17 to $3.70. On November 20, 2008, ACC purchased 10,000 Shares in open market transactions for a weighted average purchase price of $3.5252 per Share. The purchase prices ranged from $3.42 to $3.65 per Share.

D.	Alafi Family Foundation

(a)       As of the close of business on March 17, 2009, AFF beneficially owned 2,225 Shares, representing less than 0.0% of the outstanding Shares.

(b)	1. Sole power to vote or direct vote: 2,225

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,225

4. Shared power to dispose or direct the disposition: 0

(c)       The information set forth in Item 3 is hereby incorporated by reference. On November 17, 2008, ACC purchased 22,338 Shares in open market transactions for a weighted average purchase price of $2.6495 per Share. The purchase prices ranged from $2.56 to $2.69 per Share. On November 18, 2008, ACC purchased 44,075 Shares in open market transactions for a weighted average purchase price of $3.5569 per Share. The purchase prices ranged from $3.17 to $3.70. On November 20, 2008, ACC purchased 10,000 Shares in open market transactions for a weighted average purchase price of $3.5252 per Share. The purchase prices ranged from $3.42 to $3.65 per Share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 21, 2008, Sanderling Venture Partners and ACC (the “Lenders”), executed a $20 million unsecured loan commitment to the Issuer pursuant to a Note and Warrant Purchase Agreement (the “Note and Warrant Purchase Agreement”), which may take the form, at the Issuer’s option, of guarantees in favor of Silicon Valley Bank, the Issuer’s primary lender bank (the “Bank”), severally but not jointly and severally, of amounts borrowed by the Issuer from the Bank. On November 4, 2008, the Issuer and the Lenders executed a term sheet under which the Lenders committed to extend this agreement. As amended, the commitment will expire on the earlier of March 31, 2010 or the date the Issuer receives at least $20 million of third party, non-bank financing (a “Qualified Financing”). This facility may also be used by the Issuer to guarantee its loan commitments with the Bank through the same extended term. Under the agreement, the Issuer agreed to issue additional warrants to purchase common stock to the Lenders in exchange for the extension of the commitment. The number of warrants and exercise price were to be agreed upon at a later time. The Issuer agreed to use its best efforts to register the shares of common stock underlying the warrants.

CUSIP No. 85916J102	13D	Page 12 of 14 Pages

The First Amendment, effective as of December 29, 2008, amended the Note and Warrant Purchase Agreement. Pursuant to the First Amendment, the Issuer had the option to extend the term the Note and Warrant Purchase Agreement originally executed through the earlier of March 31, 2010 or the date of a Qualified Financing. On February 24, 2009, the Issuer exercised the term extension. As a result, the Lenders received additional warrants to purchase Shares in consideration of such extension.

In December 2008, the Lenders and the Issuer agreed that, effective at closing of the Securities Purchase Agreement, the loan obligation would decrease from an aggregate of $20 million to $10 million. If exercised, the loan extension would only be for an aggregate of $10 million. The Lenders would receive additional warrant coverage equal to 50% of the $10 million extension amount upon the Issuer’s exercise of the extension of the facility. Such warrants would have a term of five years from the date of issuance and would be issued at the time the Issuer exercises the extension, with an exercise price equal to the average of the five-day closing sale price ending on the date prior to the exercise of the extension and issuance of the warrants, provided that the exercise price will not be lower than the closing bid price immediately preceding the time the Issuer exercises the extension right. The “Qualified Financing” definition was amended to exclude the proceeds from the offering pursuant to the securities purchase agreement entered into by the Issuer with certain investors at the same time as the Securities Purchase Agreement.

CUSIP No. 85916J102	13D	Page 13 of 14 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit

Number	Description

99.1	Joint Filing Undertaking

99.2

Note and Warrant Purchase Agreement, dated February 21, 2008 (the “February 2008 Agreement”), by and among the Issuer, Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH & Co KG, Sanderling VI Limited Partnership and Alafi Capital Company, LLC, incorporated by reference to Exhibit 10.31 to the Issuer’s Annual Report on Form 10-K filed March 17, 2008

99.3	Form of Warrant issued pursuant to the February 2008 Agreement, incorporated by reference to Exhibit 4.9 to the Issuer’s Annual Report on Form 10-K filed March 17, 2008

99.4

Securities Purchase Agreement, dated December 29, 2008 (the “December 2008 Agreement”), by and among the Issuer, the Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH & Co KG, Sanderling VI Limited Partnership, Sanderling Ventures Management VI and Alafi Capital Company, LLC, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed December 29, 2008

99.5	Form of Warrant issued pursuant to the December 2008 Agreement, incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed December 29, 2008

CUSIP No. 85916J102	13D	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2009

/s/ Moshe Alafi
Moshe Alafi

/s/ Christopher Alafi
Christopher Alafi

ALAFI CAPITAL COMPANY, LLC

By: /s/ Christopher Alafi
Christopher Alafi, Managing Partner

ALAFI FAMILY FOUNDATION

By: /s/ Christopher Alafi
Christopher Alafi, Vice President

EXHIBIT INDEX

Exhibit

Number	Description

99.1	Joint Filing Undertaking
99.2

Note and Warrant Purchase Agreement, dated February 21, 2008 (the “February 2008 Agreement”), by and among the Issuer, Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH & Co KG, Sanderling VI Limited Partnership and Alafi Capital Company, LLC, incorporated by reference to Exhibit 10.31 to the Issuer’s Annual Report on Form 10-K filed March 17, 2008

99.3	Form of Warrant issued pursuant to the February 2008 Agreement, incorporated by reference to Exhibit 4.9 to the Issuer’s Annual Report on Form 10-K filed March 17, 2008
99.4

Securities Purchase Agreement, dated December 29, 2008 (the “December 2008 Agreement”), by and among the Issuer, the Sanderling Venture Partners VI Co-Investment Fund, L.P., Sanderling VI Beteiligungs GmbH & Co KG, Sanderling VI Limited Partnership, Sanderling Ventures Management VI and Alafi Capital Company, LLC, incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed December 29, 2008

99.5	Form of Warrant issued pursuant to the December 2008 Agreement, incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed December 29, 2008